THIRD AMENDING AGREEMENT

THIS AGREEMENT made as of July 6, 2009.

BETWEEN:

LUNDIN MINING CORPORATION, a corporation amalgamated under the laws of Canada (the "**Parent**") and LUNDIN MINING AB, a corporation incorporated under the laws of Sweden ("**Lundin AB**")

(Lundin AB, together with the Parent, herein called the "**Borrowers**")

- and -

THE BANK OF NOVA SCOTIA, a Canadian chartered bank, in its capacity as administrative agent of the Lenders under the Credit Agreement

(herein called the "**Administrative Agent**")

- and -

THE BANK OF NOVA SCOTIA, WESTLB AG, TORONTO BRANCH, BANK OF MONTREAL, ING BANK N.V., SKANDINAVISKA ENSKILDA BANKEN AB (publ) and EXPORT DEVELOPMENT CANADA

(herein collectively called the "**Lenders**" and individually called a "**Lender**")

WHEREAS the Borrowers, the Lenders and the Administrative Agent entered into a credit agreement dated as of May 28, 2007, pursuant to which the Lenders established certain credit facilities in favour of the Borrowers, as amended by agreements made as of May 15, 2008 and March 6, 2009 (collectively, the "**Credit Agreement**");

AND WHEREAS the parties hereto wish to amend certain provisions of the Credit Agreement;

NOW THEREFORE THIS AGREEMENT WITNESSES that, in consideration of the mutual covenants and agreements contained herein, the parties covenant and agree as follows:

ARTICLE 1
DEFINED TERMS

1.1 **Capitalized Terms.** All capitalized terms which are used herein without being specifically defined herein shall have the meaning ascribed thereto in the Credit Agreement as amended hereby.

ARTICLE 2
AMENDMENTS

2.1 **General Rule.** Subject to the terms and conditions herein contained, the Credit Agreement is hereby amended to the extent necessary to give effect to the provisions of this agreement and to incorporate the provisions of this agreement into the Credit Agreement.

2.2 **Cover Page.** The cover page of the Credit Agreement is amended as follows:

(a) the phrase "**WESTLB AG, TORONTO BRANCH and BNP PARIBAS (SUISSE) SA as Co-Syndication Agents**" is deleted and replaced by the following:

> "**EXPORT DEVELOPMENT CANADA and BANK OF MONTREAL as Co-Syndication Agents**"

(b) the phrase "**BANK OF MONTREAL as Documentation Agent**" is deleted and replaced by the following:

> "**WESTLB AG, TORONTO BRANCH as Documentation Agent**"; and

(c) the phrase "**THE BANK OF NOVA SCOTIA, BNP PARIBAS (SUISSE) SA, WESTLB AG, TORONTO BRANCH, BANK OF MONTREAL, ING BANK N.V., SKANDINAVISKA ENSKILDA BANKEN AB (publ), ABN AMRO BANK N.V., STOCKHOLM BRANCH, COMMONWEALTH BANK OF AUSTRALIA AND HSH NORDBANK AG, COPENHAGEN BRANCH as Lenders**" is deleted and replaced by the following:

> "**THE BANK OF NOVA SCOTIA, WESTLB AG, TORONTO BRANCH, BANK OF MONTREAL, ING BANK N.V., SKANDINAVISKA ENSKILDA BANKEN AB (publ) and EXPORT DEVELOPMENT CANADA as Lenders**"

2.3 **General Amendment.** The NRT Facility (as defined in the Credit Agreement) has been repaid in full and all commitments of the Lenders thereunder cancelled. Accordingly, the Credit Agreement is hereby amended as follows:

(a) each reference therein to any of the phrases "each Credit Facility", "such Credit Facility", "Credit Facilities", "any particular Credit Facility", "a particular Credit Facility", "either Credit Facility", "the relevant Credit Facility" and "a Credit

Facility" is hereby deleted and replaced with the phrase "the Credit Facility" and the Credit Agreement is further amended, mutatis mutandis ;

(b) each reference therein (other than in Sections 8.6(d) and (e) and 15.5(b)) to either "relevant Lender" or "relevant Lenders" is deleted and replaced by "Lender"; and

(c) Section 2.4(c) the phrase "A Credit Facility" is deleted and replaced by the phrase "The Credit Facility".

2.4 **Table of Contents.** The Table of Contents of the Credit Agreement is hereby amended by deleting the phrase "7.9 **[Intentionally deleted]**" and replacing it with the phrase "7.9 Applicable Rate Adjustment".

2.5 **Recitals.** The recitals to the Credit Agreement are hereby amended as follows:

(a) the second recital is amended by deleting the phrase "certain credit facilities" and replacing it with the phrase "a certain credit facility"; and

(b) paragraph three is amended by deleting the phrase "credit facilities" and replacing it with the phrase "credit facility";

2.6 **Defined Terms.** Section 1.1 of the Credit Agreement is hereby amended as follows:

(a) the definition of "**Applicable Rate**" is amended as follows:

(i) the sentence "The Applicable Rate up to and including the first day of the Fiscal Quarter immediately following the second full Fiscal Quarter following the date of the execution and delivery of this agreement shall be set at Level I." is deleted and replaced by the following:

> The Applicable Rate from and including the Third Amending Agreement Effective Date to and including March 31, 2010 shall be set at Level III.

(ii) the phrase "from and including the Second Amending Agreement Effective Date, shall be as follows" is deleted and replaced with the phrase "from and including the Second Amending Agreement Effective Date, but excluding the Third Amending Agreement Effective Date, shall be as follows"; and

(iii) the phrase "as at and from the Second Amending Agreement Effective Date" is deleted and replaced with the phrase "as at and from the Second Amending Agreement Effective Date to but excluding the Third Amending Agreement Effective Date";

(b) the definition of "**Available NRT Credit**" is deleted in its entirety;

(c) the definition of "**Company**" is deleted in its entirety;

(d) the definition of "**Credit Excess**" is deleted in its entirety and replaced with the following:

"**Credit Excess**" means, as at a particular date, the amount, if any, by which the aggregate amount of credit outstanding under the Credit Facility as at the close of business on such date exceeds the amount of the Credit Facility as at the close of business on such date.

(e) the definition of "**Credit Facilities**" is deleted in its entirety;

(f) the definition of "**Excess Cash Flow**" is amended by deleting each reference therein to "Fiscal Quarter" and replacing it with "Fiscal Year";

(g) the definition of "**Excluded Entity**" is amended by deleting each reference therein to the phrase "and to Section 9.4";

(h) the definition of "**Excluded Investments**" is amended by deleting the phrase "(other than Section 9.4)";

(i) the definition of "**Independent Financial Advisor**" is deleted in its entirety;

(j) the definition of "**Individual Commitment**" is deleted in its entirety and replaced by the following:

"**Individual Commitment**" means, with respect to a particular Lender, the amount set forth in Schedule A attached hereto, as reduced or amended from time to time pursuant to Sections 2.3, 8.3, 9.1, 9.4 and 15.5, as the individual commitment of the Lender with respect to the Credit Facility provided that, upon the termination of the Credit Facility pursuant to Section 2.4, the Individual Commitment of each Lender with respect to the Credit Facility shall thereafter be equal to the Individual Commitment of such Lender under the Credit Facility immediately prior to the termination of the Credit Facility. For certainty, each of Bank of Montreal and Bank of Montreal Ireland plc shall be a Lender hereunder and shall collectively have combined the Individual Commitment as set forth in Schedule A.

(k) the definition of "**Interest Expenses**" is amended by adding the following at the end thereof:

For certainty, Interest Expenses shall in all cases be calculated exclusive of any amendment fees paid by the Parent to the Lenders in connection with the third amending agreement to this agreement, which third amending agreement is dated as of July 6, 2009.

(l) the definition of "**Leverage Ratio**" is amended by deleting the phrase "Net Total Debt" and replacing it with the phrase "Total Debt";

(m) the definition of "**Leverage Trigger Event**" is deleted in its entirety;

(n) the definition of "**Majority Lenders**" is deleted in its entirety and replaced by the following:

"**Majority Lenders**" means, with respect to a matter relating to the Credit Facility and at any particular time up to the termination of the Credit Facility pursuant to Section 2.4, such group of Lenders (and, if there is more than one relevant Lender, at least two Lenders) whose Individual Commitments with respect to the Credit Facility aggregate at least 66% of the Total Commitment Amount for the Credit Facility at such time and, at any particular time after the termination of the Credit Facility pursuant to Section 2.4 but prior to the repayment in full of all credit outstanding under the Credit Facility and the termination of all commitments of the Lenders in connection therewith, such group of Lenders which have aggregate Exposure attributable to the Credit Facility in an amount at least 66% of the aggregate Exposure of all of the Lenders attributable to the Credit Facility at such time and, at any particular time after the termination of the Credit Facilities pursuant to Section 2.4, the repayment in full of all credit outstanding under the Credit Facility and the termination of all commitments of the Lenders in connection therewith, such group of Lenders which have aggregate Exposure in an amount at least 66% of the aggregate Exposure of all of the Lenders at such time.

(o) the definition of "**Net Total Debt**" is deleted in its entirety;

(p) the definition of "**NRT Facility**" is deleted in its entirety;

(q) the definition of "**NRT Maturity Date**" is deleted in its entirety;

(r) the definition of "**Ownership Interest**" is deleted in its entirety and replaced by the following:

"**Ownership Interest**" means, at any particular time and with respect to a particular Excluded Investment, the Tenke Fungurume Project, the Zinkgruvan Mine or the Neves-Corvo Mine, the direct or indirect ownership interest of the Parent in such Excluded Investment, the Tenke Fungurume Project, the Zinkgruvan Mine or the Neves-Corvo Mine, as the case may be.

(s) the definition of "**Ozernoe Trigger Event**" is deleted in its entirety;

(t) the definition of "**Permitted Acquisition**" is amended as follows:

(i) by deleting paragraph (c) thereof in its entirety and replacing it with the following:

"(c) the financial covenants set out in Sections 11.1(o) - 11.1(q1) would be met, on a pro forma basis, immediately after giving effect to the implementation of any such Acquisition; and"

(ii) by deleting "." in paragraph (d) and replacing it with ";"; and

(iii) by adding the following, beginning on a new line, after paragraph (d):

provided, however, the aggregate amount of cash consideration for such Acquisitions made on or after the Third Amending Agreement Effective Date that do not involve the Acquisition or creation of a Material Subsidiary shall not exceed $20,000,000.

(u) the definition of "**Permitted Acquisition Indebtedness**" is amended by deleting the phrase "Section 11.1(o) – (q)" and replacing it with the phrase "Sections 11.1(o) – (q1)";

(v) the definition of "**Permitted Indebtedness**" is hereby amended as follows:

(i) by deleting paragraph (g) thereof in its entirety and replacing it with the following:

"(g) Indebtedness owing by Somincor in respect of outstanding bonds in an aggregate outstanding principal amount of not more than Euros 30,000,000 and any refinancing thereof provided the principal amount thereof is not increased;"

(ii) by amending paragraph (i) thereof by deleting the reference to "20,000,000" and replacing it with "30,000,000"; and

(iii) by deleting paragraph (j) thereof in its entirety and replacing it with the following:

"(j) Indebtedness under, or in connection with, loans or financial assistance made, or sponsored, by Official Bodies on terms that are more favourable to the relevant Company than the existing market terms in an aggregate outstanding principal amount not exceeding at any particular time €60,000,000; and"

(w) the definition of "**Permitted Liens**" is hereby amended as follows:

(i) by deleting the reference to "U.S.$20,000,000" in paragraph (p) thereof and replacing it with "U.S.$30,000,000";

(ii) by inserting the following after paragraph (p);

"(p1) Liens granted by Somincor as security for the Permitted Indebtedness described in paragraph (g) thereof;"

(x) the definition of "**Prepayment Amount**" is deleted in its entirety and replaced with the following:

"Prepayment Amount" means:

(a) with respect to a Prepayment Trigger Event pursuant to clause (i)(A) of the definition thereof, an amount equal to 50% of the amount by which the gross cash proceeds (including (x) payments from time to time in respect of instalment obligations, if any as and when received and (y) payments received with respect to the sale, transfer or other disposition of any intercompany Indebtedness in connection with the underlying sale, transfer or other disposition) received by or on behalf of the Parent or any Subsidiary of the Parent exceeds the sum of reasonable and customary fees, commissions, expenses, discounts and other reasonable costs paid by or on behalf of the Parent or any such Subsidiary in connection with such Prepayment Trigger Event;

(b) with respect to a Prepayment Trigger Event pursuant to clause (i)(B) of the definition thereof, an amount equal to 50% of the amount by which the gross cash proceeds (including (x) payments from time to time in respect of instalment obligations, if any as and when received and (y) payments received with respect to the sale, transfer or other disposition of any intercompany Indebtedness in connection with the underlying sale, transfer or other disposition) received by or on behalf of the Parent or any Subsidiary of the Parent exceeds the sum of reasonable and customary fees, commissions, expenses, discounts and other reasonable costs paid by or on behalf of the Parent or any such Subsidiary in connection with such Prepayment Trigger Event;

(c) with respect to a Prepayment Trigger Event pursuant to clause (ii) of the definition thereof and for each 1% of aggregate equity in the ownership (or in the case of a Percentage Asset Sale, for each 1% of undivided beneficial ownership interest) of the Zinkgruvan Mine, the Neves-Corvo Mine or the Tenke Fungurume Project sold or otherwise disposed of:

   (i) $2,000,000 if the sale or other disposition relates to the Ownership Interest in the Zinkgruvan Mine;

   (ii) $4,000,000 if the sale or other disposition relates to the Ownership Interest in the Neves-Corvo Mine; and

   (iii) $16,000,000 if the sale or other disposition relates to the Ownership Interest in the Tenke Fungurume Project.

   The foregoing amounts in paragraphs (c)(i) – (iii) shall be adjusted accordingly if the percentage interest sold or otherwise disposed of is not a whole integer and each such amount shall be rounded upwards to the nearest million dollars; and

(d) with respect to a Prepayment Trigger Event pursuant to clause (iii) of the definition thereof, $16,000,000 for each 1% of aggregate equity in the

ownership of the Tenke Fungurume Project that is subject to dilution. The foregoing amount in paragraph (d) shall be adjusted accordingly if the percentage interest subject to dilution is not a whole integer and each such amount shall be rounded upwards to the nearest million dollars.

(y) the definition of "**Prepayment Trigger Event**" is deleted in its entirety and replaced by the following:

"**Prepayment Trigger Event**" means (i)(A) the receipt by Tenke Holdings of any freely distributable proceeds of any debt or equity financing related to the Tenke Fungurume Project or any Tenke Entity or (B) the receipt by Tenke Holdings of any freely distributable proceeds of any asset sale related to the Tenke Fungurume Project or any Tenke Entity, (ii) (excluding any of the following that are effected pursuant to Permitted Reorganizations) any sale, conveyance or other disposition of any Ownership Interest in the Zinkgruvan Mine, the Neves-Corvo Mine or the Tenke Fungurume Project or of an undivided beneficial ownership interest (a "**Percentage Asset Sale**") of all or substantially all of the assets comprising the Zinkgruvan Mine or the Neves-Corvo Mine or (iii) the issuance of shares of TF Holdings Ltd. pursuant to Section 6.1(d) of the Tenke JVSA.

(z) the definition of "**Pro Rata Share**" is deleted in its entirety and replaced by the following:

"**Pro Rata Share**" means, at any particular time with respect to (i) a particular Lender, the ratio of the Individual Commitment of such Lender with respect to the Credit Facility at such time to the aggregate of the Individual Commitments of all Lenders with respect to the Credit Facility at such time; and (ii) a particular Borrower and a particular payment under the Credit Facility, the ratio of outstanding credit granted to such Borrower under the Credit Facility to the aggregate of all outstanding credit granted to both Borrowers under the Credit Facility."

(aa) the definition of "**Rolling EBITDA**" is deleted in its entirety and replaced by the following:

"**Rolling EBITDA**" means:

(a) for the Fiscal Quarter ending June 30, 2009, the aggregate of (without duplication):

(i) the sum of EBITDA (exclusive of any portion thereof attributable to any Rolling Permitted Acquisition EBITDA) for such Fiscal Quarter multiplied by four; and

(ii) any Rolling Permitted Acquisition EBITDA for such Fiscal Quarter;

(b) for the Fiscal Quarter ending September 30, 2009, the aggregate of (without duplication):

(i) the sum of EBITDA (exclusive of any portion thereof attributable to any Rolling Permitted Acquisition EBITDA) for such Fiscal Quarter and the immediately preceding Fiscal Quarter multiplied by two; and

(ii) any Rolling Permitted Acquisition EBITDA for such Fiscal Quarter;

(c) for the Fiscal Quarter ending December 31, 2009, the aggregate of (without duplication):

(i) the sum of EBITDA (exclusive of any portion thereof attributable to any Rolling Permitted Acquisition EBITDA) for such Fiscal Quarter and the two immediately preceding Fiscal Quarters multiplied by 4/3; and

(ii) any Rolling Permitted Acquisition EBITDA for such Fiscal Quarter; and

(d) for each Fiscal Quarter thereafter:

(i) the sum of EBITDA (exclusive of any portion thereof attributable to any Rolling Permitted Acquisition EBITDA) for such Fiscal Quarter and the three immediately preceding Fiscal Quarters; and

(ii) any Rolling Permitted Acquisition EBITDA for such Fiscal Quarter.;

(bb) the definition of "**RT Facility**" is amended by deleting the phrase "Section 2.1(a)" and replacing it with the phrase "Section 2.1";

(cc) the definition of "**Tangible Net Worth**" is amended by adding the phrase "but without adjustment for any currency translation adjustments or any unrealized gains or losses in respect of any Risk Management Agreements" after the phrase "Excluded Investments and Excluded Entities";

(dd) the definition of "**Tasiast Mine**" is deleted in its entirety;

(ee) the definition of "**Tasiast Trigger Event**" is deleted in its entirety;

(ff) the definition of "**Tenke Trigger Event**" is deleted in its entirety;

(gg) the definition of "**Total Commitment Amount**" is amended by deleting the phrase "or both Credit Facilities, as the context so requires,";

(hh) the definition of "**Zinkgruvan**" is moved from before, to after, the definition of "**Zink Holdco**";

(ii) the following definitions are added in alphabetical order to Section 1.1 of the Credit Agreement:

"**Credit Facility**" means the RT Facility.

"**EBITDA/Interest Expenses Ratio**" means, for any Fiscal Quarter, the ratio of Rolling EBITDA for such Fiscal Quarter to Rolling Interest Expenses for such Fiscal Quarter.

"**Existing Investment Portfolio**" means the Parent's portfolio of Investments existing as at the Third Amending Agreement Effective Date, all as detailed in the attached Schedule L.

"**Neves-Corvo Mine**" means the copper and zinc mine and related facilities located in Portugal commonly referred to as the "**Neves-Corvo Mine.**"

"**Operator**" shall have the meaning ascribed thereto in the Tenke JVSA.

"**Rolling Interest Expenses**" means:

(a) for the Fiscal Quarter ending June 30, 2009, Interest Expenses for that Fiscal Quarter multiplied by four;

(b) for the Fiscal Quarter ending September 30, 2009, the sum of Interest Expenses for that Fiscal Quarter and the immediately preceding Fiscal Quarter multiplying by two;

(c) for the Fiscal Quarter ending December 31, 2009, the sum of Interest Expenses for such Fiscal Quarter and the two immediately preceding Fiscal Quarters multiplied by 4/3; and

(d) for each Fiscal Quarter thereafter, the sum of Interest Expenses for that Fiscal Quarter and the three immediately preceding Fiscal Quarters.

"**Third Amending Agreement Effective Date**" means July 7, 2009.

"**Zinkgruvan Mine**" means the zinc and lead mine, copper project and related facilities located in Sweden commonly referred to as the "**Zinkgruvan Mine**"

2.7 **Tenke Holdings.** Section 1.16 of the Credit Agreement is hereby amended by inserting the phrase "other than as concerns Section 11.1(o)" after the phrase "covenants hereunder."

2.8 **Establishment of the Credit Facilities.** Section 2.1 of the Credit Agreement is hereby deleted in its entirety and replaced by the following:

> "Subject to the terms and conditions hereof, the Lenders hereby establish in favour of the Borrowers a revolving term credit facility (the "**RT Facility**") in the amount of U.S.$225,000,000 (as such amount may be reduced pursuant to Section 2.3) provided, however, the amount of credit extended in favour of the Parent under the RT Facility at any particular time shall not exceed 50% of the RT Facility at such time."

2.9 **Reduction of Credit Facilities.** Section 2.3 of the Credit Agreement is hereby amended as follows:

(a) by adding the following after the second sentence thereof:

> "In the event that, in connection with any mandatory prepayments under the RT Facility pursuant to Section 9.4(a) or (b), the amount of such mandatory prepayment exceeds the aggregate amount of credit outstanding under the RT Facility at the time of such mandatory prepayment (in each case, a "**Mandatory Prepayment Excess Amount**"), the amount of the RT Facility shall be, contemporaneously with such mandatory prepayment, permanently reduced by an amount equal to such Mandatory Prepayment Excess Amount."

(b) by deleting "The amount of the NRT Facility will be permanently reduced at the time of, and to an amount equal to, the sole drawdown under the NRT Facility. The amount of the NRT Facility will also be permanently reduced at the time, and in the amount, of each repayment or prepayment made pursuant to Section 9.2, 9.3 or 9.4"

2.10 **Termination of a Credit Facility.** Section 2.4 of the Credit Agreement is hereby amended by deleting Section 2.4 (a)(iii) in its entirety and replacing it with the following:

> "(iii) the RT Maturity Date."

2.11 **Types of Credit Availments.** The first sentence of Section 3.1 of the Credit Agreement is hereby deleted in its entirety and replacing by the following:

> "Subject to the terms and conditions hereof, each Borrower may obtain credit under the RT Facility from the Lenders by way of one or more Loans, Banker's Acceptances and Letters, provided, at no time, shall the aggregate amount of credit outstanding in respect of Letters exceed $25,000,000."

2.12 **Timing of Credit Availments.** Section 3.6 of the Credit Agreement is hereby amended as follows:

(a) by deleting the phrase "or, LIBOR" and replacing it with the phrase "or LIBOR"; and

(b) by deleting the phrase "the NRT Maturity Date or the RT Maturity Date, as the case may be" and replacing it with the phrase "the RT Maturity Date".

2.13 **Drawdown Notice.** Article 4.1 of the Credit Agreement is hereby amended by deleting paragraph (a) in its entirety and replacing it with the following:

"(a) **[Intentionally Deleted],"**

2.14 **Sole Drawdown under NRT Facility.** The Credit Agreement is hereby amended by deleting Section 4.2 in its entirety.

2.15 **No Further Drawdowns Under the RT Facility.** The Credit Agreement is hereby amended by deleting Section 4.3 in its entirety.

2.16 **Rollover Notice.** Section 5.3 of the Credit Agreement is hereby amended as follows:

(a) by deleting paragraph (a) in its entirety and replacing it with the phrase "(a) **[Intentionally deleted]**"; and

(b) paragraph (d) thereof is amended by deleting the phrase "the maturing Bankers' Acceptances, or the" and replacing it with the phrase "the maturing Bankers' Acceptances or the:";

(c) by deleting the phrase "or, LIBOR" and replacing it with the phrase "or LIBOR".

2.17 **Conversion Notice.** Section 6.4 of the Credit Agreement is hereby amended by deleting paragraph (a) in its entirety and replacing it with the phrase **(a) [Intentionally deleted].**

2.18 **Standby Fee.** Section 7.5 of the Credit Agreement is hereby deleted in its entirety and replaced by the following:

Upon the first Banking Day following the completion of each Fiscal Quarter and on the termination of the RT Facility, the Borrowers shall pay, in accordance with Section 3.8 and in their respective Pro Rata Share, to the Lenders, in arrears, a standby fee calculated at the rate per annum, on the basis of a year of 365 days, equal to the Applicable Rate on the daily Available RT Credit during the most recently completed Fiscal Quarter, such fee to accrue daily from June 7, 2007 to and including termination of the RT Facility.

2.19 **Fronting Fees.** Section 7.8 of the Credit Agreement is hereby amended by deleting "0.100% per annum" and replacing it with "0.400% per annum".

2.20 **Applicable Rate Adjustment.** Section 7.9 of the Credit Agreement is hereby amended by deleting Section 7.9 in its entirety and replacing it with the following:

> **Applicable Rate Adjustment.** The changes in the Applicable Rate shall be effective as of the first day of the applicable Fiscal Quarter, in each case based upon the compliance certificate contemplated under Section 11.1(a)(iii) that has previously been delivered to the Administrative Agent with respect to the second immediately preceding Fiscal Quarter. If a new Applicable Rate becomes effective during the term of an outstanding Bankers' Acceptances, BA Rate Loan, LIBOR Loan or Letter, the Administrative Agent shall forthwith determine the amount of any overpayment or underpayment of acceptance fees with respect to such Bankers' Acceptances, interest with respect to such BA Rate Loan or LIBOR Loan or issuance fees with respect to such Letters and notify the Borrowers and the Lenders of such amounts. Such determination by the Administrative Agent shall constitute, in the absence of manifest error, prima facie evidence of the amount of such overpayment or underpayment, as the case may be. In the event of an underpayment, the Borrowers shall, upon receipt of such notice, pay to the Lenders in accordance with Section 3.8, the amount of such underpayment. In the event of any overpayment, the amount of such overpayment shall be credited to succeeding payments of interest or issuance fees, as the case may be, as they become due until such amount has been fully applied, or, if any overpayment or part thereof is still outstanding on the first Banking Day of the next Fiscal Quarter, the amount of such overpayment or part thereof shall be paid by the Lenders to the relevant Borrower on such first Banking Day.

2.21 **Repayment of NRT Facility.** The Credit Agreement is hereby amended by deleting Section 9.2 in its entirety and replacing it with the following:

> "9.2 **[Intentionally deleted].**"

2.22 **Voluntary Prepayments under a Credit Facility.** Section 9.3 of the Credit Agreement is hereby amended by deleting the last sentence thereof."

2.23 **Mandatory Prepayments.** Section 9.4 of the Credit Agreement is hereby deleted in its entirety and replaced by the following:

9.4 Mandatory Prepayments

(a) On each occasion that a Prepayment Trigger Event occurs, the Borrowers shall give written notice thereof to the Administrative Agent and shall, within two Banking Days after the occurrence of such Prepayment Trigger Event, each Borrower shall prepay outstanding credit granted to such Borrower hereunder in an amount equal to its Pro Rata Share of the relevant Prepayment Amount provided that Section 8.4 shall be complied with in connection with any such

prepayment. Any such mandatory prepayment shall be applied to the RT Facility. Amounts prepaid to the RT Facility as aforesaid may not be reborrowed

(b) Contemporaneously with the making of any Distribution permitted pursuant to Section 11.2(c), each Borrower shall prepay outstanding credit granted to such Borrower under the RT Facility in an amount equal to its Pro Rata Share of such Distribution provided that Section 8.4 shall be complied in connection with any such prepayment. Any such prepayment shall be applied to the RT Facility and may not be reborrowed.

2.24 **Prepayment Notice.** Section 9.5(a) of the Credit Agreement is hereby deleted in its entirety and replaced by the following:

(a) **[Intentionally deleted]**

2.25 **Repayment of Credit Excess.** Section 9.9 of the Credit Agreement is hereby amended by deleting the phrase "with respect to a particular Credit Facility"

2.26 **Financial Reporting.** Section 11.1(a) of the Credit Agreement is hereby amended as follows:

(a) Section 11.1(a)(i) is amended by:

(i) deleting reference to "120" and replacing it with "90";

(ii) deleting the phrase "before June 30 of each Fiscal Year"; and

(iii) deleting the phrase "the unaudited consolidated financial statements for Lundin AB" and replacing it with the phrase "the unaudited non-consolidated financial statements of each Borrower";

(b) Section 11.1(a)(ii) is amended by:

(i) deleting the phrase "of each Fiscal Quarter" and replacing it with the phrase "of each of the first three Fiscal Quarters"; and

(ii) deleting the phrase "of Lundin AB" and replacing it with the phrase "of each Borrower";

(c) Section 11.1(a)(iv) is amended by adding the word "and" after the phrase "for the Parent on a consolidated basis";

(d) Sections 11.1(a)(v) and 11.1(a)(vi) are deleted in their entirety; and

(e) Section 11.1(a)(vii) is amended by deleting "(vii)"and replacing it with "(v)".

2.27 **Use of Proceeds.** Section 11.1(c) of the Credit Agreement is hereby amended by deleting the second sentence thereof and replacing it with the following:

> Notwithstanding the foregoing, neither Borrower shall use any of the credit extended to it (i) by Export Development Canada under the RT Facility to fund any cash call under, or in connection with, the Tenke Fugurume Project; and (ii) in contravention with the *Regulations Implementing the United Nations Resolutions on Iran* (SOR/2007-44, February 22, 2007) and the *Regulations Amending the Regulations Implementing the United Nations Resolution on Iran* (SOR/2007-105, May 17, 2007 and SOR/2008-118 April 17, 2008) including without limitation the United Nations Act (R.S., 1985, c.U 2).

2.28 **Reimbursement of Expenses.** Section 11.1(f) of the Credit Agreement is hereby amended by deleting the phrase "as well as the Independent Financial Advisor."

2.29 **Tangible Net Worth.** Section 11.1(o) of the Credit Agreement is hereby deleted in its entirety and replaced by the following:

> "(o) **Tangible Net Worth.** The Borrowers shall, at all times, cause the Tangible Net Worth to be greater than or equal to the sum of (x) U.S.$1,700,000,000, (y) 50% of each equity issuance by the Parent after June 30, 2009, and (z) 50% of the positive Net Income, if any, for each Fiscal Year from and including the Fiscal Year ending December 31, 2009 as such Net Income is reflected in the audited financial statements of the Parent for such Fiscal Year."

2.30 **Leverage Ratio.** Section 11.1(q) of the Credit Agreement is hereby deleted in its entirety and replaced with the following:

> (q) **Leverage Ratio.** The Borrowers shall:
>
> (i) for each Fiscal Quarter from and including the Fiscal Quarter ending June 30, 2009 to and including the Fiscal Quarter ending December 31, 2010 cause the Leverage Ratio to be less than or equal to 3.0:1; and
>
> (ii) for each Fiscal Quarter thereafter, cause the Leverage Ratio to be less than or equal to 2.5:1.

2.31 **EBITDA/Interest Expenses Ratio.** Section 11.1 of the Credit Agreement is hereby amended by adding the following after Section 11.1(q):

> (q1) **EBITDA/Interest Expenses Ratio.** The Borrowers shall, for each Fiscal Quarter, cause the EBITDA/Interest Expenses Ratio to be greater than or equal to 5.0:1.

2.32 **Independent Financial Advisor.** Section 11.1 of the Credit Agreement is hereby amended by deleting Section 11.1(x) in its entirety.

2.33 **Disposition of Assets.** Section 11.2(d) of the Credit Agreement is hereby deleted in its entirety and replaced by the following:

(d) **Disposition of Assets.** The Borrowers shall not, and shall not suffer or permit any other Company to, sell, transfer or otherwise dispose (by way of Sale Leaseback or otherwise) of any Ownership Interest in the Zinkgruvan Mine, the Neves – Corvo Mine or the Tenke Fungurume Project or any assets comprising the Zinkgruvan Mine or the Neves-Corvo Mine except if:

(i) such sale is on an arm's length basis and, in the case of an asset sale, the sale is a Percentage Asset Sale;

(ii) no Default or Event of Default exists at the time of such sale or would arise immediately thereafter;

(iii) contemporaneously with the completion of such sale the Borrowers shall comply with Section 9.4 and the RT Facility is permanently reduced pursuant to Section 2.3;

(iv) the Borrowers, upon completion of such sale would not, on a pro forma basis, be in breach of any of the financial covenants under Sections 11.1 (o), (p), (q) and (q1) as at the date of such sale; and

(v) following such sale, no Indebtedness to any Company shall be owed by any Subject Entity whose Shares are so sold.

Notwithstanding the foregoing, the preceding sentence shall not prohibit sales of inventory or obsolete equipment in the ordinary course of business, the sale or other disposition of exploration properties or the sale of all or any silver in concentrate now or hereafter produced from any operating mine pursuant to a Silver Purchase Agreement. Other than pursuant to the preceding sentence or a Percentage Asset Sale, the Borrower shall not, and shall not suffer or permit, the sale, transfer or other disposition of (by way of Sale Leaseback or otherwise) any assets or 2P reserves of the Zinkgruvan Mine or the Neves – Corvo Mine with an aggregate fair market value in excess of $5,000,000 or that generate aggregate revenue in excess of $5,000,000 per annum.

2.34 **Distributions.** Section 11.2(e) of the Credit Agreement is hereby deleted in its entirety and replaced by the following:

(e) **Distributions.** The Borrowers shall not suffer or permit the Parent to make any Distribution (x) in the Fiscal Year ending December 31, 2009 or (y) in any Fiscal Year thereafter if (i) a Default has occurred and is continuing at the time of making any such Distribution or (ii) a Default would arise immediately after the making of any such Distribution; provided the aggregate amount of

Distributions in any given Fiscal Year beginning with the Fiscal Year ending December 31, 2010 shall not exceed 50% of Excess Cash Flow for such Fiscal Year and further provided an amount equal to any such Distribution is prepaid in accordance with Section 9.4(b).

2.35 **Acquisitions.** Section 11.2(g) of the Credit Agreement is hereby amended by deleting the phrase "make any Acquisitions" and replacing it with the phrase "make any Acquisitions, other than Permitted Acquisitions."

2.36 **Amendments.** Section 11.2(i) of the Credit Agreement is hereby deleted in its entirety and replaced by the following:

> "**Amendments.** The Borrowers shall not, and shall not suffer or permit any of the Subject Entities to, amend their articles of incorporation, other than to effect a transaction permitted hereunder or for changes that are to be reported to the Administrative Agent pursuant hereto, provided that the Parent is not in default of such reporting obligation. The Borrowers shall not, and shall not permit any other Company to, enter into any amendment or modification of, or grant any waiver or consent with respect to any non-compliance under, the Tenke JVSA which amendment, modification, waiver or consent could reasonably be expected to have a materially adverse impact on the value of the Parent's Investment in the Tenke Fungurume Project. The Borrowers shall forthwith provide to the Administrative Agent a copy of any written amendment, modification, waiver or consent of or to the Tenke JVSA. The Borrowers shall not suffer or permit Tenke Holdings to consent to any matter pursuant to Section 6.1(c), (e), (i) or (j) of the Tenke JVSA without the prior written consent of the Majority Lenders. The Borrowers shall forthwith provide to the Administrative Agent a copy of any written notice or other communication received by Tenke Holdings with respect to any cash calls made by the Operator pursuant to Section 8.4 of the Tenke JVSA."

2.37 **Investments.** Sections 11.2(j) of the Credit Agreement is hereby amended as follows:

(a) Section 11.2(j)(iii) is amended by deleting "; and" replacing it with ";";

(b) Section 11.2(j)(iv) is amended by adding the word "and" after ";"; and

(c) Section 11.2(j) is amended by adding the following after Section 11.2(j)(iv):

> "(v) additional Investments in the mining industry made at a time when no Default has occurred and is continuing or would arise as a result of such Investment provided the aggregate amount of all such Investments on or after the Third Amending Agreement Effective Date the consideration for which is not entirely satisfied with Shares of the Parent shall not exceed the aggregate of (x) $20,000,000 (net any net proceeds of disposition received by the Parent in connection with any subject disposition of such Investment (to the extent such net

proceeds do not exceed the consideration paid by the Parent in connection with the purchase of such Investment))."

2.38 **Tenke Holdings**. Section 11.2(m) if the Credit Agreement is hereby deleted in its entirety and replaced by the following:

(m) **Tenke Holdings.** The Borrowers shall not suffer or permit Tenke Holdings (provided and for so long as it is a direct or indirect Subsidiary of the Parent) to be in default of any payment obligations under the Tenke JVSA including, without limitation, any cash call payment obligations pursuant to Section 8.4 thereof. For purposes of this Section 11.2(m), the Borrower shall not be in default in any payment obligation under the Tenke JVSA that it is contesting in good faith by appropriate proceedings.

2.39 **Conditions Precedent to All Credit**. Section 12.1 of the Credit Agreement is hereby amended by deleting Section 12.1(d) in its entirety and replacing it with the following:

"(d) the Credit Facility has not been terminated pursuant to Section 2.4."

2.40 **Events of Default**. Section 13.1 of the Credit Agreement is hereby amended as follows:

(a) Section 13.1(c) is amended by adding the phrase "or proceedings commenced by such Subject Entity in connection with a Permitted Reorganization or by a Tenke Entity (other than Tenke Holdings) in connection with a Capital Reorganization or Corporate Reorganization which would not adversely affect the rights of its creditors)" after the phrase "within thirty days after commencement";

(b) Section 13.1(o) is deleted in its entirety and replaced with the following:

"(o) other than (i) pursuant to any transactions permitted by Section 11.2(d) hereof or (ii) any issuance of shares of TF Holdings Ltd. in accordance with Section 6.1(d) of the Tenke JVSA, the Parent ceases to own, beneficially and of record, all of the issued and outstanding Shares of Tenke Holdings or Tenke Holdings ceases to own, directly or indirectly, at least 24.75% of the assets of the Tenke Fungurume Project;"

2.41 **Waive and Amendments**. Section 14.14 of the Credit Agreement is hereby amended as follows:

(a) in Section 14.14(b)(ii), the phrase "either the NRT Maturity Date or" is deleted;

(b) in Section 14.14(c) the phrase "5 days" is deleted and replaced by "10 Banking Days"; and

(c) in Section 14.14(d)(ii) is amended as follows:

(i) by deleting each reference therein to the phrase "following the giving of the Acquisition Notice" and replacing it with the phrase "following the Acquisition Deadline"; and

(ii) by adding the following at the end of Section 14.14(d):

"For certainty, upon the acquisition of the Available Amount by the Approving Lenders and/or the Substitute Lenders and, if applicable, repayment of outstanding credit extended by the Declining Lenders to the Borrower under the Credit Facility which is not so acquired, the Unanimous Lender Request shall be deemed to have been consented to by all of the Lenders".

2.42 **Discharge of Security.** Section 14.26 is amended by adding the following at the end thereof:

"Notwithstanding any disposition permitted pursuant to Section 11.2(d), no Guarantee or Security Document will be released and/or discharged until all of the Shares of the subject Guarantor have been sold with the exception that the Lien in favour of the Administrative Agent over Shares of any Pledged Subsidiary that are disposed of in accordance with Section 11.2(d) shall be released and discharged at the time of such disposition."

2.43 **Schedules A, B, C, G, and I.** Schedules A, B, C, G and I to the Credit Agreement are hereby deleted in their entirety and replaced with the Schedules A, B, C, G and I attached hereto.

2.44 **Schedules D, E and F.** Each of Schedules D, E and F to the Credit Agreement is hereby amended by deleting the phrase "under the **[RT/NRT]** Facility" and replacing it with the phrase "under the RT Facility".

2.45 **Schedule L.** The Credit Agreement is hereby amended by adding Schedule L attached hereto immediately following Schedule K thereof.

2.46 **Deliveries Pursuant to Credit Agreement.** For the purposes of the Credit Agreement, this agreement and any document or instrument referred to herein shall be deemed to be delivered pursuant to the Credit Agreement and to be referred to in the Credit Agreement.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES

3.1 **Representations and Warranties.** To induce the Lenders and the Administrative Agent to enter into this agreement, each Borrower hereby represents and warrants to the Lenders and the Administrative Agent that:

(a) the representations and warranties of such Borrower which are contained in Section 10.1 of the Credit Agreement, as hereby amended, are true and correct on the date hereof as if made on the date hereof; and

(b) no Default has occurred and is continuing, or would arise, upon this agreement becoming effective.

ARTICLE 4
CONDITIONS PRECEDENT TO EFFECTIVENESS

4.1 **Conditions Precedent to Effectiveness**. This agreement shall not be effective unless the following conditions have been satisfied:

(a) each of the parties hereto shall have executed and delivered this agreement and the Guarantors have executed and delivered the acknowledgement attached hereto;

(b) the Administrative Agent and its counsel shall be satisfied, acting reasonably, that all necessary approvals, acknowledgements, directions and consents have been given and that all relevant laws have been complied with in respect of all agreements and transactions referred to herein; and

(c) the Borrower shall have paid to the Administrative Agent an amendment fee, for the benefit of the Lenders in accordance with their respective Individual Commitments under RT Facility, in accordance with a fee letter of even date.

ARTICLE 5
MISCELLANEOUS

5.1 **Effective Date of this Agreement.** Upon this agreement becoming effective, this agreement shall have effect from and including July 7, 2009.

5.2 **Future References to the Credit Agreement.** On and after the date of this agreement, each reference in the Credit Agreement to "this agreement", "hereunder", "hereof", or words of like import referring to the Credit Agreement, and each reference in any related document to the "Credit Agreement", "thereunder", "thereof", or words of like import referring to the Credit Agreement, shall mean and be a reference to the Credit Agreement as amended hereby. The Credit Agreement, as amended hereby, is and shall continue to be in full force and effect and is hereby in all respects ratified and confirmed.

5.3 **Governing Law.** This agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

5.4 **Enurement.** This agreement shall enure to the benefit of and shall be binding upon the parties hereto and their respective successors and permitted assigns.

5.5 **Conflict.** If any provision of this agreement is inconsistent or conflicts with any provision of the Credit Agreement, the relevant provision of this agreement shall prevail and be paramount.

5.6 **Counterparts.** This agreement may be executed in one or more counterparts, each of which shall be deemed to be an original and all of which taken together shall be deemed to constitute one and the same instrument. Executed counterparts shall be delivered to the Administrative Agent or transmitted to the Administrative Agent by telefacsimile and the parties adopt signatures so transmitted to the Administrative Agent as original signatures; provided, however, that any party transmitting its signature to the Administrative Agent by telefacsimile shall promptly deliver to the Administrative Agent an original of the executed counterpart of this agreement which was so transmitted.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF the parties hereto have executed and delivered this agreement on the date first above written.

Lundin Mining Corporation
1500-150 King Street West
Toronto, ON M5H 1J9
Attention: Chief Financial Officer
Telefax: (416) 348-0303

LUNDIN MINING CORPORATION

/s/ P.J. Wright
By: Name: Phil J. Wright
Title: President/Chief Executive Officer

/s/ Marie Inkster
By: Name: Marie Inkster
Title: Chief Financial Officer

Lundin Mining AB
c/o Lundin Mining Corporation
1500-150 King Street West
Toronto, ON M5H 1J9
Attention: Chief Financial Officer
Telefax: (416) 348-0303

LUNDIN MINING AB

/s/ P.J. Wright
By: Name: Phil J. Wright
Title: Chairman

/s/ Mikael Schauman
By: Name: Mikael Schauman
Title: Director

THE BANK OF NOVA SCOTIA, as Administrative Agent

By: /s/ Alastair Borthwick
Name: Alastair Borthwick
Title: Director

By: /s/ Stella Luna
Name: Stella Luna
Title: Associate Director

THE BANK OF NOVA SCOTIA, as Lender

By: /s/ Ray Clarke
Name: Ray Clarke
Title: Managing Director

By: /s/ Elizabeth Daponte
Name: Elizabeth Daponte
Title: Associate Director

WESTLB AG, TORONTO BRANCH

By: /s/ R. Dyck
Name: Robert L. Dyck
Title: Executive Director

By: /s/ K. Chan
Name: Kenneth Chan
Title: Director, Credis America

BANK OF MONTREAL

By: /s/ J. Kaye
Name: Jerry Kaye
Title: Director

By: ______________________
Name:
Title:

ING BANK N.V.

By: /s/ M. Klemme

Name: Michael Klemme

Title: Managing Director

By: /s/ J. van der Wijk

Name: (Mrs.) Juultje van der Wijk

Title:

SKANDINAVISKA ENSKILDA BANKEN AB (publ)

By: /s/ Ulla Nilsson
Name: Ulla Nilsson
Title:

By: /s/ Krissy Rands
Name: Krissy Rands
Title:

EXPORT DEVELOPMENT CANADA

By: /s/ Quynh Nguyen
Name: Quynh Nguyen
Title: Senior Associate

By: /s/ Christiane de Billy
Name: Christiane de Billy
Title: Financing Manager

The undersigned, each being a Guarantor under the Credit Agreement, hereby acknowledge, agree to and consent to the foregoing amendments to the Credit Agreement and hereby confirm their obligations under their respective Guarantees delivered pursuant to the Credit Agreement.

LUNDIN MINING CORPORATION

By: /s/ P.J. Wright
Name: Phil J. Wright
Title: President/Chief Executive Officer

By: /s/ Marie Inkster
Name: Marie Inkster
Title: Chief Financial Officer

GALMOY MINES LIMITED

By: /s/ J. McCabe
Name: Josephine McCabe
Title: Director

By: /s/ J. Carrelo
Name: Joao Carrelo
Title: Director

LUNDIN MINING LIMITED

By: /s/ J. McCabe
Name: Josephine McCabe
Title: Director

By: /s/ J. Carrelo
Name: Joao Carrelo
Title: Director

BARINAS ENTERPRISES COMPANY LIMITED

By: /s/ B. Tricoupis
Name: Basil Tricouris
Title: Director

By: /s/ A. Michaelides
Name: Alexandra Michaelides
Title: Director

ZINC HOLDINGS LIMITED

By: /s/ B. Tricoupis
Name: Basil Tricoupis
Title: Director

By: /s/ A. Michaelides
Name: Alexandra Michaelides
Title: Director

ZINKGRUVAN MINING AB

By: /s/ Mikael Schauman
Name: Mikael Schauman
Title: Director

By: /s/ J. Carello
Name: Joao Carello
Title: Director

NORTH ATLANTIC NATURAL RESOURCES AB

By: /s/ Mikael Schauman
Name: Mikael Schauman
Title: Director

By: /s/ J. Carello
Name: Joao Carello
Title: Director

LUNDIN MINING HOLDING AB

By: /s/ Mikael Schauman
Name: Mikael Schauman
Title: Director

By: /s/ P.J. Wright
Name: Phil J. Wright
Title: Director

RIO NARCEA GOLD MINES, LTD.

By: /s/ P.J. Wright
Name: Phil J. Wright
Title: Director

By: ______________________
Name:
Title:

TENKE HOLDINGS LTD.

By: /s/ P. Conibear
Name: Paul Conibear
Title: Director

By: /s/ P. J. Wright
Name: Phil J. Wright
Title: Director

SCHEDULE A

LENDERS AND INDIVIDUAL COMMITMENTS

Lenders	Individual Commitment
The Bank of Nova Scotia	RT Facility: U.S.$68,695,652.17
WestLB AG, Toronto Branch	RT Facility: U.S.$31,304,347.82
Bank of Montreal	RT Facility: U.S.$40,000,000
ING Bank N.V.	RT Facility: U.S.$23,478,260.87
Skandinaviska Enskilda Banken AB	RT Facility: U.S.$21,521,739.13
Export Development Canada	RT Facility : U.S.$40,000,000

SCHEDULE B

COMPLIANCE CERTIFICATE

TO: THE BANK OF NOVA SCOTIA

I, ____________________, the [senior financial officer] of Lundin Mining AB, hereby certify that:

1. I am the duly appointed [[redacted]] of Lundin Mining Corporation, a Borrower named in the credit agreement made as of May 28, 2007 as amended (the **"Credit Agreement"**) between, Lundin Mining Corporation and Lundin Mining AB, as Borrowers, the Lenders named therein and The Bank of Nova Scotia, as administrative agent of the Lenders and as such I am providing this Certificate for and on behalf of Lundin Mining AB pursuant to the Credit Agreement.

2. I am familiar with and have examined the provisions of the Credit Agreement including, without limitation, those of Article, 10, Article 11 and Article 13 therein.

3. To the best of my knowledge, information and belief and after due inquiry, no Default has occurred and is continuing.

   As at or for the relevant period ending ____ ________________, the amounts and financial ratios as contained in Sections 11.1(o), (p), (q), and (q1), of the Credit Agreement are as follows and detailed calculations thereof are attached hereto:

		Actual Amount or Ratio	**Required Amount or Ratio**
(a)	Tangible Net Worth	______	U.S. $[redacted]
(b)	Total Debt to Tangible Net Worth Ratio	______	< 1.00:1
(c)	Leverage Ratio		[redacted]:1
(d)	EBITDA/Interest Expenses Ratio	______	>5.00:1

4. [1]Excess Cash Flow for the Fiscal Year ended [redacted], [redacted] was U.S. $[redacted], detailed calculations of which are attached hereto.

---

[1] Only relevant with respect to reporting for Fiscal Years from and including the Fiscal Year ending December 31, 2010.

5. As at the last day of the Fiscal Quarter ending [redacted], [redacted], the Material Subsidiaries are as follows:

Material Subsidiary

(i) [redacted]

(ii) [redacted]

(iii) [redacted]

(iv) [redacted]

6. Rolling EBITDA attributable to Excluded Entities, Excluded Investments, Tenke Holdings, Tenke Entities and the Tenke Investment (and any Investments related thereto) for the Fiscal Quarter ending [redacted], [redacted] was U.S. $[redacted], detailed calculations of which are attached hereto.

7. [2]Attached hereto is a copy of the guarantee or other document evidencing the **[Ozernoe Project Guarantee Obligations/Tenke Fungurume Project Guarantee Obligations]**.

8. [3]Attached hereto is a revised updated Schedule G of the Credit Agreement.

9. Unless the context otherwise requires, capitalized terms in the Credit Agreement which appear herein without definitions shall have the meanings ascribed thereto in the Credit Agreement.

DATED this _____ day of __________, 20____.

____
(Signature)

____
(Name - please print)

____
(Title of Senior Financial Officer)

---

2 Include paragraph 7 if relevant for a particular Fiscal Quarter.

3 Only required to extent necessary pursuant to Section 10.1(n) of the Credit Agreement.

CALCULATION WORKSHEET

Tangible Net Worth

Actual:

	Equity as of financial statements dated [ ]	U.S.$
	Less:	
	Goodwill and other Intangible Assets	U.S.$( )
	Excluded Investments and Excluded Entities	U.S.$( )
	[4]Tangible Net Worth	U.S.$ (A)

Minimum Required:

		U.S.$1,700,000,000
	Plus:	
	(i) 50% of equity issued after December 31, 2009; and	U.S.$[redacted]
	(ii) 50% of paid Net Income for each Fiscal Year from and including the Fiscal Year ended December 31, 2009	U.S.$[redacted]
	Minimum Level	U.S.$[redacted]

Compliance [Yes]/[No]

Total Debt to Tangible Net Worth Rate

Indebtedness

Description	**Amount**
[itemize]	
Total Debt	U.S.$____________________ (B)
Tangible Net Worth	U.S.$____________________ (A)
Total Debt to Tangible Net Worth	[redacted]:1
Minimum Requirement	1.00:1

---

4 Without adjustment for any currency translation adjustments or any unrealized gains or losses in respect of Risk Management Agreements.

Leverage Ratio

Total Debt			U.S.$__________ (B)
Mine Closure, Asset Retirement and Environmental Reclamation Obligations (to extend not fully defeased by cash collateral)	U.S. $__________	(C)	
Non-Recourse Indebtedness	U.S. $__________	(D)	
Total Debt (B + C) - D	U.S.$__________	(E)	
Rolling EBITDA	U.S. $__________	(F)	
Leverage Ratio (Actual)	__________	(E:F)	

Rolling EBITDA attributable to the following:

(i)	Excluded Entities	U.S. $____________________
(ii)	Tenke Holdings et al	U.S. $____________________
(iii)	Excluded Investments	U.S. $____________________
(iv)	Investments re: Tenke Holdings	U.S. $____________________

Minimum Request [redacted]:1

EBITDA/Interest Expenses Ratio:

Rolling EBITDA	U.S. $____________________	(G)
Rolling Interest Expenses	U.S. $____________________	(H)
EBITDA/Interest Expenses Ratio (Actual)	U.S. $____________________	(G:H)

SCHEDULE C

FORM OF ASSIGNMENT

Dated __________, 20___

Reference is made to the credit agreement made as of May 28, 2007 as amended (the "**Credit Agreement**"), between Lundin Mining Corporation and Lundin Mining AB, as Borrowers, the Lenders named therein and The Bank of Nova Scotia, as administrative agent of the Lenders (in that capacity, the "**Administrative Agent**"). Terms defined in the Credit Agreement are used herein as therein defined.

________________ (the "**Assignor**") and ________________ (the "**Assignee**") agree as follows:

(a) The Assignor hereby sells and assigns to the Assignee, and the Assignee hereby purchases and assumes from the Assignor, a ______% interest in and to all of the Assignor's rights and obligations under the Credit Agreement as of the Effective Date (as defined below) (including, without limitation, such percentage interest in the Assignor's Individual Commitment with respect the Credit Facility as in effect on the Effective Date, the credit extended by the Assignor under the Credit Facility and outstanding on the Effective Date and the corresponding rights and obligations of the Assignor under all of the Credit Documents).

(b) The Assignor (i) represents and warrants that as of the date hereof its Individual Commitment with respect to the RT Facility is U.S. $__________ (without giving effect to assignments thereof which have not yet become effective, including, but not limited to, the assignment contemplated hereby), and the aggregate outstanding amount of credit extended by it under the RT Facility is U.S. $__________ (without giving effect to assignments thereof which have not yet become effective, including, but not limited to, the assignment contemplated hereby); (ii) represents and warrants that it is the legal and beneficial owner of the interest being assigned by it hereunder and that such interest is free and clear of any adverse claim; (iii) makes no representation or warranty and assumes no responsibility with respect to any statements, warranties or representations made in or in connection with the Credit Documents or the execution, legality, validity, enforceability, genuineness, sufficiency or value of the Credit Documents or any other instrument or document furnished pursuant thereto; (iv) makes no representation or warranty and assumes no responsibility with respect to the financial condition of any of the Subject Entities or the performance or observance by the Obligors of any of their obligations under the Credit Documents or any other instrument or document furnished pursuant thereto; and (v) gives notice to the Administrative Agent, the Issuing Lender and the Borrowers of the assignment to the Assignee hereunder.

(c) The effective date of this Assignment (the "**Effective Date**") shall be the later of __________ and the date on which a copy of a fully executed copy of this

Assignment has been delivered to the Borrowers, the Administrative Agent and the Issuing Lender in accordance with Section 15.5(c) of the Credit Agreement.

(d) The Assignee hereby agrees to the specific Individual Commitment of U.S. $__________ with respect to the RT Facility and to the address and telefacsimile number set out after its name on the signature page hereof for the purpose of notices as provided in Section 15.1 of the Credit Agreement.

(e) As of the Effective Date (i) the Assignee shall, in addition to any rights and obligations under the Credit Documents held by it immediately prior to the Effective Date, have the rights and obligations under the Credit Documents that have been assigned to it pursuant to this Assignment and (ii) the Assignor shall, to the extent provided in this Assignment, relinquish its rights and be released from its obligations under the Credit Documents.

(f) The Assignor and Assignee shall make all appropriate adjustments in payments under the Credit Documents for periods prior to the Effective Date directly between themselves.

This Assignment shall be governed by, and construed in accordance with, the laws of the Province of Ontario and the laws of Canada applicable therein.

[ASSIGNOR]

By: ______________________
Title:

[ASSIGNEE]

By: ______________________
Title:

Address ______________________
____
____

Attention: ______________________

Telefax: ______________________

SCHEDULE G

CORPORATE CHART


Lundin Mining Corporation
(Canada)
Lundin Mining AB
(Sweden)
Lundin Mining Holding AB
(Sweden)
Lundin Finance (Cyprus)
Limited
Tenke Holdings Ltd.
TF Holdings Ltd.
Zinkgruvan Mining AB
(Sweden)
ZINKGRUVAN MINE
Lundin Mining Exploration AB
(Sweden)
Galmoy Mines Ltd.
(Ireland)
GALMOY MINE
Lundin Zinc Ltd.
(Ireland)
Lundin Mining Ltd
Lundin Resources Ltd.
Lundin Mining Exploration Ltd.
(Canada)
Lundin Mining UK Ltd.
Morales (Overseas) Ltd.
(Cyprus)
Zink Holdings Limited
(Cyprus)
(Portugal)
(Russia)
100%
50%
49%

December 2006


Rio Narcea Gold Mines, Ltd.
(Canada)
100%
Rio Narcea Corporativa, S.L.
(Spain)
100%
Rio Narcea Recursos, S.A.
(Spain)
AGUABLANCA MINE
100%
Rio Narcea Nickel, S.A.
(Spain)
100%
Rio Narcea Gold Mines, S.L.
(Spain)
100%
Rio Narcea Gold Mines, S.A.
(Portugal)
100%
Naraval Gold S.L.
(Spain)
100%
Rio Narcea Logística, S.L.
(Spain)
100%
Canada Inc.
(Canada)
100%
(Canada)
100%
100%
Geomaque de Honduras, S.A. De C.V.
(Honduras)

SCHEDULE I

APPLICABLE RATES

Level	**Leverage Ratio**	**Prime Rate Loan and Base Rate Canada Loan interest rate margin**	**Acceptance fee rate, LIBOR Loan interest rate margin and Letter issuance fee rate**	**Standby fee rate**
I	< 1.0:1	2.500% per annum	3.500% per annum	1.225% per annum
II	≥ 1.0:1 and < 2.0:1	3.500% per annum	4.000% per annum	1.400% per annum
III	≥ 2.0:1	3.500% per annum	4.500% per annum	1.575% per annum

SCHEDULE L

Existing Investment Portfolio

[redacted]

[INFORMATION WITH RESPECT TO THE SHARES AND SHARE PURCHASE WARRANTS OWNED BY LUNDIN MINING AS AT JULY 2, 2009 HAS BEEN REDACTED]